Filed by Verizon Communications Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: Vodafone Group Plc

Commission File No.: 333-191628

Date: February 5, 2014

Filed Pursuant to Rule 433

Registration No. 333-190954

VERIZON COMMUNICATIONS Fixed Income Investor Presentation February 2014

verizon “Safe Harbor” Statement and Legends Advertisement This communication is deemed an advertisement for the purposes of the U.K. prospectus rules and is not a prospectus or a prospectus equivalent document. Any decision to subscribe for, purchase, otherwise acquire, sell or otherwise dispose of any Verizon Communications Inc. shares must be made only on the basis of the information contained in and incorporated by reference into the U.K. prospectus published by Verizon in connection with the proposed transaction with Vodafone Group Plc. Copies of the U.K. prospectus are available from Verizon’s registered offices and on Verizon’s website at www.verizon.com/investor/shareownersservices. Forward-Looking Statements In this communication we have made forward-looking statements. These statements are based on our estimates and assumptions and are subject to risks and uncertainties. Forward-looking statements include the information concerning our possible or assumed future results of operations. Forward-looking statements also include those preceded or followed by the words “anticipates,” “believes,” “estimates,” “hopes” or similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors, along with those discussed in our filings with the Securities and Exchange Commission (the “SEC”), could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: the ability to realize the expected benefits of our proposed transaction with Vodafone in the timeframe expected or at all; the ability to complete the Vodafone transaction in the timeframe expected or at all and the costs that could be required to do so; failure to satisfy any closing conditions to the Vodafone transaction or events giving rise to termination of the transaction agreement; an adverse change in the ratings afforded our debt securities by nationally accredited ratings organizations or adverse conditions in the credit markets affecting the cost, including interest rates, and/or availability of further financing; significantly increased levels of indebtedness as a result of the Vodafone transaction; changes in tax laws or treaties, or in their interpretation; adverse conditions in the U.S. and international economies; material adverse changes in labor matters, including labor negotiations, and any resulting financial and/or operational impact; material changes in technology or technology substitution; disruption of our key suppliers’ provisioning of products or services; changes in the regulatory environment in which we operate, including any increase in restrictions on our ability to operate our networks; breaches of network or information technology security, natural disasters, terrorist attacks or acts of war or significant litigation and any resulting financial impact not covered by insurance; the effects of competition in the markets in which we operate; changes in accounting assumptions that regulatory agencies, including the SEC, may require or that result from changes in the accounting rules or their application, which could result in an impact on earnings; significant increases in benefit plan costs or lower investment returns on plan assets; and the inability to implement our business strategies.

verizon “Safe Harbor” Statement and Legends No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or pursuant to an exemption from the registration requirements thereof. Additional Information and Where To Find It Verizon Communications Inc. has filed with the SEC a registration statement on Form S-4 containing a prospectus with respect to the Verizon securities to be offered in the proposed transaction with Vodafone (the “prospectus”). Verizon also filed with the SEC a proxy statement with respect to the special meeting of the Verizon shareholders held on January 28, 2014 in connection with the proposed transaction (the “proxy statement”). The registration statement on Form S-4 was declared effective by the SEC on December 10, 2013. Verizon mailed the prospectus to certain Vodafone shareholders and the proxy statement to Verizon shareholders on or about December 11, 2013. VODAFONE SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROSPECTUS AND VERIZON SHAREHOLDERS ARE URGED TO READ CAREFULLY THE PROXY STATEMENT, EACH TOGETHER WITH OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders can obtain free copies of the prospectus, the proxy statement and other documents filed with the SEC by Verizon by contacting Verizon’s Assistant Corporate Secretary, Verizon Communications Inc., 140 West Street, 29th Floor, New York, New York 10007. These materials are also available on Verizon’s website at www.verizon.com/investor.

Overview of Transaction Verizon Issuer: Verizon Communications Inc. Expected ratings (Moody’s / Baa1 (Stable) / BBB+ (Stable) / A- (Stable) S&P / Fitch): Documentation: SEC Registered / Intent to list on the New York Stock Exchange Amount: € Benchmark £ Benchmark Maturities: € 8y and 12y £ 20y Use of proceeds: Primarily to finance the acquisition from Vodafone Group Plc of its non-controlling interest in Verizon Wireless, including the payment of related fees and expenses. Net proceeds not used for the acquisition will be used for general corporate purposes. Net proceeds used to finance the acquisition will reduce the amount that otherwise would be drawn at closing under our $12 billion term loan agreement Joint Book-running Managers: Credit Suisse / Deutsche Bank / RBS / Santander

verizon Verizon Communications Overview

verizon Our Company • Leading global telecommunications provider —Fortune 500 rank: #16 —Dow 30 Company • Operate in 2 segments: Wireless and Wireline —Wireless —67% of 2013 operating revenue —U.S. wireless market leader —Provides voice and data services —Wireline —33% of 2013 operating revenue —Mass Markets – —Provides fiber optic Internet, video and voice through FiOS and traditional copper-based voice and broadband connectivity —Global Enterprise / Global Wholesale – —Offers strategic services, including IP, cloud, security and M2M to medium and large business customers —Provides traditional high speed connectivity to local and long distance carriers and other customers worldwide

Best Networks in the Industry

- Optimize Network Capability and Performance
  - 4G LTE (wireless network)
  - FiOS (fiber optic TV, broadband & phone)
  - 100G global network (IP backbone)
- Provide Connectivity, Service Platforms and Converged Solutions
  - M2M – Hughes Telematics
  - Cloud – Terremark, Cybertrust, CloudSwitch
  - Video – VDMS, EdgeCast, upLynk
  - FiOS – OnCue (pending)

4G LTE



Global Broadband Network



FiOS



Internet Services Platform

Digital Media Services

Terremark Cloud

Hughes Telematics·M2M

7

verizon Key Credit Highlights • One of the world’s leading providers of communications, information and entertainment products and services – Revenue of $120.6B and adjusted EBITDA of $42.1B – Wireless service revenue of $69.0B with over 100M wireless retail connections – FiOS revenue of $11.2B with 6.1M FiOS Internet subscribers – 4.6% growth in Enterprise strategic services revenue Y/Y • Large and stable cash flow – Cash Flow from Operations of $38.8B, up 23.3% Y/Y • Revenue base anchored by contracted revenue – Wireless retail postpaid churn rate of 0.97% – Multi-year contracts in Enterprise • History of delivering on financial commitments • Track record of de-levering following significant transactions Note: All financial information is as of or for 12 months ended December 31, 2013 and is unaudited verizon Verizon Wireless Transaction Overview

verizon Best Wireless Assets in North America • Operations: Postpaid Connections 9/30/13—Employees 72,200 (in millions) 100—2013 Revenues $81.0 billion 80 60—VZW operated retail >1,900 outlets 40 20 0 • Leading wireless operator in U.S. measured by: – EBITDA service margin: 49.5% Retail Postpaid Churn % – Retail postpaid connections: >96 million 3Q13 2.5 – Postpaid churn: 0.97% 2 – Coverage of 4G LTE network: >300 million people 1.5 1 0.5 0 Note: All information is as of or for 12 months ended December 31, 2013 unless noted otherwise and is unaudited verizon Strategic Benefits • Sole ownership drives strategic and financial benefits across entire business • Accretive to earnings per share at close of transaction • Access to all of wireless cash flows – Special distributions of $8.3B in 2012 and $3.15B in 2013 • U.S. wireless market in growth phase • No integration risk verizon Transaction Financing and Timeline • Completed financing to close the deal – Transaction announced—September 2, 2013 • $58.9B of cash to be delivered at closing • Committed financing from $61 billion dollar bridge – $49B of bonds issued—September 2013 – $12B Term Loan executed and Bridge retired – October 1, 2013 • $12B Term loan available at closing – Net proceeds from the offering will primarily be used to finance the acquisition and reduce the amount otherwise drawn at closing under our $12B term loan agreement. Net proceeds not used for the acquisition will be used for general corporate purposes • Significant liquidity post transaction – $8.2B revolvers—$8.1B will be available – 100% ownership of wireless cash flows • Roadmap for completion – Received U.S. regulatory approvals – Received shareholder approvals – Target close date February 21, 2014 verizon Verizon Communications Financials

verizon Financial Overview 2013 • Double-digit growth in operating income and adjusted earnings per share for past four quarters • Consolidated revenue growth in each quarter of 2013 • Continued growth in high-quality wireless retail base, service revenue and profitability • Strong growth in consumer revenue throughout 2013 • Continued growth in enterprise strategic services • Strong growth in free cash flow with a focus on disciplined investment verizon Consolidated Financial Summary Total Revenue ($B) • Continued revenue growth $115.8 $120.6 across all strategic areas Y/Y 3.4% 4.1% – 84% of revenues in 4Q13 are Y/Y Growth Y/Y Growth in strategic areas $30.0 $31.1 • Strong cost management 4Q ‘12 4Q ‘13 ‘12 ‘13 controls ? Wireless ? Wireline – 2013 adjusted EBITDA margin Adjusted EPS of 34.9%, highest in 8 years $2.84 • 2013 adjusted EPS of $2.84, 73.7% $2.24 26.8% up 26.8% Y/Y; reported EPS $0.66 Y/Y Growth Y/Y Growth of $4.00 • 4Q ’13 adjusted EPS of $0.66, $0.38 up 73.7% Y/Y; reported EPS of $1.76 4Q ‘12 4Q ‘13 ‘12 ‘13 Note: With the exception of revenues, results above are adjusted for non-operational items.

verizon Wireless Revenue & Profitability Service Revenue ($B) $63.7 $69.0 • Strong 2013 service revenue growth of 8.3% Y/Y 8.0% 8.3% Y/Y Growth Y/Y Growth – 7.7% in 2012 $16.4 $17.7 4Q ‘12 4Q ‘13 ‘12 ‘13 • 5th consecutive quarter of at least 8% service revenue Segment EBITDA ($B) growth Y/Y $34.2 22.6% $29.7 15.0% Y/Y Growth Y/Y Growth • EBITDA growth of 15.0% Y/Y $8.3 $6.8 49.5% 47.0% 46.6% 41.4% • 2013 EBITDA service margin expands to 49.5%, up 290 bps 4Q ‘12 4Q ‘13 ‘12 ‘13 Y/Y ? EBITDA Service Margin %

verizon Wireline Revenue & Profitability Total Revenue ($B) Y/Y Growth Y/Y Growth • FiOS revenue grew 15.6% $39.8 $39.2 (1.5%) (1.4%) Y/Y in 4Q ‘13 $10.0 $9.8 • Enterprise strategic services revenue up 2.3% Y/Y in 4Q 4Q ‘12 4Q ‘13 ‘12 ‘13 ‘13 Segment EBITDA ($B) $8.5 $8.7 22.5% 2.5% • Total revenue of $39.2B in Y/Y Growth 2013, down 1.4% Y/Y Y/Y Growth $2.2 $1.8 22.4% 22.2% 18.0% 21.3% • EBITDA margin of 22.2% in 4Q ‘12 4Q ‘13 ‘12 ‘13 2013 ? EBITDA Margin %

verizon Consolidated Cash Flow Cash Flow Summary ($B) 2012 2013 Cash flow from operations $31.5 $38.8 • 2013 cash flow of $38.8 billion Capital expenditures $16.2 $16.6 dollars, up 23.3% Y/Y • 2013 Capex/Revenue of Free cash flow $15.3 $22.2 13.8% Total Debt $52.0 $93.6 • 2013 free cash flow of $22.2B, up 45.1% Y/Y Net Debt to Adjusted 1.3x 1.0x EBITDA

verizon Key Credit Highlights • One of the world’s leading providers of communications, information and entertainment products and services – Revenue of $120.6B and adjusted EBITDA of $42.1B – Wireless service revenue of $69.0B with over 100M wireless retail connections – FiOS revenue of $11.2B with 6.1M FiOS Internet subscribers – 4.6% growth in Enterprise strategic services revenue Y/Y • Large and stable cash flow – Cash Flow from Operations of $38.8B, up 23.3% Y/Y • Revenue base anchored by contracted revenue – Wireless retail postpaid churn rate of 0.97% – Multi-year contracts in Enterprise • History of delivering on financial commitments • Track record of de-levering following significant transactions Note: All financial information is as of or for 12 months ended December 31, 2013 and is unaudited